Exhibit 10.11
July 23, 2019
Michael Favet
[Address Intentionally Omitted]
Dear Mike:
On behalf of NeuroPace, Inc. (the “Company”), I am pleased to offer you the position of President and Chief Executive Officer. Speaking for myself, as well as the other members of the Board of Directors (the “Board”), we all look forward to working with you and to your future success with the Company.
The terms of your new position with the Company are as set forth below in this agreement (the “Agreement”):
1.Position:
a.You will report to the Board of Directors.
b.You agree to the best of your ability and experience that you will at all times loyally and conscientiously perform all of the duties and obligations required of and from you pursuant to the express and implicit terms hereof, and to the satisfaction of the Company. During the term of your employment by the Company, you further agree that you will not, without the Company’s express written consent, directly or indirectly engage or participate in any business activity that is competitive in any manner with the business of the Company, or would otherwise with conflict with your employment by the Company.
2.Start Date: If you find the terms of this letter agreeable, you will commence this new position with the Company on a mutually agreed upon date no later August1, 2019
3.Proof of Right to Work: For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.
4.Compensation:
a.Base Salary: You will be paid every 2 weeks a base salary of $17,307.70, less payroll deductions and withholdings, which is equivalent to $450,000.00 on an annualized basis.
b.Bonus: You will be eligible for an annual bonus, capped at 50% of your then current annual base salary. This bonus will be pro-rated to your start date and your performance objectives will be set by the Board within your first 90 days of employment (and annually thereafter). Whether you receive a bonus in any given year, and the amount of any such bonus, will be determined by the

Board in its sole discretion based upon your performance, the Company’s performance and such other criteria that the Board deems relevant. In order to earn a bonus, you must be employed on the date that any bonus is paid to you (which will usually be in the first 60 days of the calendar year). Except as set forth in the following sentence, if your employment ends for any reason prior to the bonus being paid, then you will not have earned the bonus, and no partial or prorated bonus will be paid. If, however, your employment is terminated pursuant to Sections 9 or 10 below and said termination occurs after the preceding year end and before a bonus is paid, (for example, your termination occurs in January and the preceding year’s bonus has not been paid), then you will be entitled to the bonus for the preceding year as set forth in Sections 9 and 10, as applicable but would not be eligible for the bonus in the year you are terminated.
5.Stock Options:
a.Option Grant: In connection with the commencement of your employment, the Board will grant you an option to purchase the number of shares of the Company’s Common Stock that is equal to five percent (5%) of the fully diluted shares of the Company at the time of grant. If the Company completes an additional private round of equity financing in 2019 or within the first six months of 2020 (the “Equity Financing”), then an additional stock option grant for Common Stock shall be made to you so that following the Equity Financing the two stock options shall equal 5% of the fully diluted shares of the Company. The vesting of this additional option grant shall be the same as the initial grant (e.g. the vesting commencement date and vesting terms shall be the same). The stock options shall have an exercise price equal to the fair market value on the date of the grant. 25% of these option shares will vest one year after your employment start date, with the balance of the shares vesting at the rate of 1/36th per month over the next thirty-six months. Vesting will, of course, depend on your continued employment with the Company. The option will be an incentive stock option to the maximum extent allowed by the tax code and will be subject to the terms of the applicable Stock Option Plan and Stock Option Agreement between you and the Company.
6.Benefits:
a.Insurance Benefits: The Company will provide you with standard medical, dental and vision insurance benefits for you and your eligible dependents, subject to the terms and conditions of the applicable plan documents. You will be required to make a small contribution to the cost of such benefits for you and your dependents. Details about these benefits are provided in the Employee Handbook and Summary Plan Descriptions, available for your review.
b.Vacation: You will accrue paid vacation at the rate of 1.67 days for each month of employment beginning on your first day of employment, which is equal to 4 weeks per year and will be subject to any cap pursuant to

Company policy. Notwithstanding the foregoing, for 2019 you will have two weeks’ vacation credit upon commencement of your employment.
7.Severance Benefits. You shall be eligible to receive severance benefits upon termination of employment only as set forth in Sections 7 through 10 of this Agreement. As a condition of receiving the severance benefits, you agree to (I) resign from all of your positions with the Company (and any subsidiary) including as a member of the Board of Directors, (ii) to execute an agreement not to engage, directly or indirectly, or participate in any business or proposed business that is competitive in any manner with the business of the Company for the period of time following termination of your employment during which the Company is providing severance benefits to you, and (iii) to execute, and allow to become effective, a release of claims agreement (“Release”) not later than thirty (30) days (or such earlier time period as is specified in the Release) following your “separation from service”, as such term is defined in Section 409A of the Internal Revenue Code of 1986, as amended, (“Code Section 409A”) and Treasury Regulation Section 1.409A-1(h) (a “Separation from Service”). Unless the Release is timely executed by you, delivered to the Company, and becomes effective within the required period (the date on which the Release becomes effective, the “Release Date”), you will not receive any of the severance benefits provided for under this Agreement.
8.Voluntary Termination or Termination for Cause. You agree to provide NeuroPace with a minimum of 30 days’ notice if you decide to resign your employment without Good Reason. If you resign your employment with the Company without Good Reason as defined in Section 11(c) below, or if the Company or a successor entity terminates your employment for Cause, as defined in Section 11(a) below, then you shall not be entitled to receive payment of any severance benefits. You will receive payment for all salary and unpaid vacation accrued as of the date of your termination of employment and your benefits will be continued in accordance with the Company’s benefit plans and policies in effect on the date of termination and in accordance with applicable law. In the event of your termination of employment with the Company due to your death or your Disability (as such term is defined in Section 22(e)(3) of the Code), then such termination shall be deemed a voluntary termination of your employment with the Company for purposes of this Agreement.
9.Involuntary Termination apart from a Change of Control. If your employment is terminated by the Company or a successor entity without Cause (as defined in Section 11(a) below) or by you due to a Resignation for Good Reason (as defined in Section 11(c) below), and such termination constitutes a Separation from Service, prior to, or more than 24 months after, a Change of Control (as defined in section 11(b) below), you will receive payment for all salary and unpaid vacation accrued as of the date of your termination of employment, and, in addition, you will be eligible to receive the following termination benefits, subject to Section 7 above:
a.An amount equal to nine (9) months of your current base salary paid over such 9-month period immediately following your Separation from Service (the

“Salary Continuation Payments”). The Salary Continuation Payments will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following your Separation from Service; provided, however, that if necessary to avoid any adverse tax consequences under Code Section 409A and the guidance issued thereunder,
i.No payments will be made prior to the 30th day following your Separation from Service.
ii.On the 30th day following your Separation from Service, the Company will pay you in a lump sum for Salary Continuation Payments that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 30th day in compliance with Code Section 409A and the effectiveness of the Release, with the balance of the Salary Continuation Payments being paid as originally scheduled.
b.Reimbursement of your premium cost for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or the California Continuation of Benefits Replacement Act of 1997, as amended (collectively, “COBRA”), whichever is applicable, for the first nine (9) months of such continuation coverage provided you make a timely election for such continuation coverage and present reasonably requested documentation of payment of such premiums;
c.Payment of 50% of your current year target bonus, if applicable, which payment shall be made in a lump sum on the thirtieth (30th) day after your Separation from Service; and
d.Accelerated vesting of the number of then unvested option shares, and the shares of restricted stock purchased by you through the exercise of an option that have not been released from the Company’s repurchase right, equal to the number of shares that would have vested or been released had you remained an employee of the Company for the nine (9) month period following your termination date of employment with the Company.
10.Involuntary Termination following a Change of Control. If your employment is terminated by the Company or a successor entity without Cause (as defined in Section 11(a) below) or by you due to a Resignation for Good Reason (as defined in Section 11(c) below), and such termination constitutes a Separation from Service, in connection with or within 24 months following a Change of Control (as defined in Section 11(b) below), you will receive payment for all salary and unpaid vacation accrued as of the date of your termination of employment and, in addition, you will be eligible to receive the following termination benefits, subject to Section 7 above:
a.An amount equal to twelve (12) months of your then current base salary paid over such 12-month period immediately following your Separation from

Service (the “Change of Control Salary Continuation Payment”). The Change of Control Salary Continuation Payments will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following your Separation from Service; provided, however, that if necessary to avoid any adverse tax consequences under Code Section 409A and the guidance issued thereunder,
i.No payments will be made prior to the 30th day following your Separation from Service.
ii.On the 30th day following your Separation from Service, the Company will pay you in a lump sum for Salary Continuation Payments that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 30th day in compliance with Code Section 409A and the effectiveness of the Release, with the balance of the Salary Continuation Payments being paid as originally scheduled.
b.Reimbursement of your premium cost for continuation coverage under COBRA for up to twelve months, provided you make a timely election for such continuation coverage and present reasonably requested documentation of payment of such premiums;
c.Payment of 100% of your current year target bonus, which payment shall be made in a lump sum on the thirtieth (30th) day after your Separation from Service; and
d.Accelerated vesting of 100% of all then unvested option shares, and all shares of restricted stock purchased by you through the exercise of an option that have not been released from the Company’s repurchase right.
11.Definitions. For purposes of this Agreement, the following definitions shall apply:
a.“Cause”. Means the good faith judgment of the Board, subject to your right to arbitrate such determination in accordance with Section 15 below, that you have engaged in or committed any of the following: (i) gross negligence or willful misconduct in the performance of your duties to the Company where such gross negligence or willful misconduct had resulted or is likely to result in substantial and material harm to the Company or its subsidiaries, (ii) a material and willful violation of any federal or state law, (iii) commission of any act of fraud with respect to the Company or any of its subsidiaries or (iv) conviction of or pleading nolo contendere to a felony or a crime involving moral turpitude.
b.“Change of Control”. Means a sale of all or substantially all of the Company’s assets, or any merger or consolidation of the Company with or into another corporation other than a merger or consolidation in which the holders of more than 50% of the share of capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by the voting securities remaining outstanding or by their being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity, outstanding immediately after such transaction, provided that a Change of Control shall not be deemed to occur (i) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (ii) on account of a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.
c.“Resignation for Good Reason”. Means, subject to the right of either party to arbitrate a dispute with respect thereto in accordance with Section 15 below, your resignation as a result of the occurrence of one of the following events without your written consent: (i) your removal from your position of President and Chief Executive Officer of the Company (or a successor company, in the event of a Change of Control); (ii) a material reduction in your job, duties, or responsibilities in a manner that is substantially inconsistent with the position, duties, or responsibilities held by you immediately before such reduction; or (iii) a material reduction (10% or greater) in your base salary (other than a reduction that similarly applies to your direct reports), provided, however, that to resign for Good Reason, you must (1) provide written notice to the Company within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (2) allow the Company 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company that is effective not later than 10 days after the expiration of the cure period.
12.Confidential Information and Invention Assignment Agreement. As a Company employee, you will be expected to abide by Company rules and policies, and acknowledge in writing that you have read the Company’s Employee Handbook. Your acceptance of this offer and commencement of employment with the Company is contingent upon the execution, and delivery to an officer of the Company, of the Company’s Confidential Information and Invention Assignment Agreement, a copy of which is enclosed for your review and execution (the “Confidentiality Agreement”), prior to or on your Start Date.
13.Additional Obligations Regarding Confidential Information. In your work for the Company, you will be expected and you agree not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

14.At-Will Employment. Your employment with the Company will be on an “at will” basis, meaning you may terminate your employment with the company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company.
15.Arbitration. To ensure the timely and economical resolution of disputes that may arise between you and the Company, both you and the Company mutually agree that pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by applicable law, you will submit solely to final, binding and confidential arbitration any and all disputes, claims, or causes of action arising from or relating to: (a) the negotiation, execution, interpretation, performance, breach or enforcement of this Agreement; or (b) your employment with the Company (including but not limited to all statutory claims); or (iii) the termination of your employment with the Company (including but not limited to all statutory claims); provided, however, that this provision shall not apply to any claim or cause of action brought in court by you pursuant to the California Private Attorneys General Act of 2004, as amended. BY AGREEING TO THIS ARBITRATION PROCEDURE, BOTH YOU AND THE COMPANY WAIVE THE RIGHT TO RESOLVE ANY SUCH DISPUTES THROUGH A TRIAL BY JURY OR JUDGE OR THROUGH AN ADMINISTRATIVE PROCEEDING. The Arbitrator shall have the sole and exclusive authority to determine whether a dispute, claim or cause of action is subject to arbitration under this provision and to determine any procedural questions which grow out of such disputes, claims or causes of action and bear on their final disposition. All claims, disputes, or causes of action under this provision, whether by you or the Company, must be brought solely in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The Arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. Any arbitration proceeding under this provision shall be presided over by a single arbitrator and conducted by JAMS, Inc. (“JAMS”) in the JAMS office in San Francisco, under the then applicable JAMS rules for the resolution of employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You and the Company both have the right to be represented by legal counsel at any arbitration proceeding, at each party’s own expense. The Arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute; (ii) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award; and (iii) be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the amount of court fees that would be required of you if the dispute were decided in a court of law. Nothing in this provision is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any final award in any arbitration proceeding hereunder may be entered as a judgment in the federal and state courts of any competent jurisdiction and enforced accordingly.
16.Section 409A. To the extent (i) any payments to which you become entitled under this Agreement, or any agreement or plan referenced herein, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) you are deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the date of your “separation from service” (as such term is at the time defined in regulations under Section 409A of the Code) with the Company; or (ii) the date of your death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum (without interest).
Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.
To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement), and each installment thereof, are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A. If the period of time comprising (x) the time to consider and make effective the Release or (y) the time after the expiration or cessation of any cure period or attempt to cure Good Reason, spans two calendar years, then, any payments that constitute deferred compensation subject to Section 409A will be made in the second calendar year.
17.Section 280G. If any payment or benefit you would receive from the Company pursuant to this Agreement or otherwise (a “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment will be equal to the Revised Amount (defined below). The “Revised Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Revised Amount, reduction shall occur in the manner that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata. In no event will the Company or any stockholder be liable to you for any amounts not paid as a result of the operation of this Section 17. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within twenty (20) calendar days after the date on which your right to a Payment is triggered (if requested at that time by you or the Company) or such other time as requested by the you or the Company.
18.Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligation in the absence of a succession. The terms of this Agreement and all of Executive’s rights hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributes devisees and legatees.
This offer is contingent upon satisfactory proof of your right to work in the United States as well as the successful completion of a background check, reference checks, and a multiple panel drug screen. NeuroPace will arrange and pay for the drug screen process. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.
We are all delighted to be able to extend you this offer and look forward to working with you. To indicate your acceptance of the Company’s offer under the terms described above, please sign and date this letter in the space provided below and return it to me, along with a signed and dated copy of the Confidentiality Agreement. This letter, together with the Confidentiality Agreement, set forth the complete and exclusive statement of your employment agreement with the Company and supersedes any prior representations or agreements made to you by anyone, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by a representative of the Board of the Company and by you.

With Best Regards,

/s/ Greg Garfield
Board Member for
NeuroPace, Inc.

ACCEPTED AND AGREED:

/s/ Michael Favet
Michael Favet

7/23/2019
Date

8/1/2019
Start Date